Filed by Union Pacific Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Motor Cargo Industries, Inc.
                                                Commission File No. 000-23341

Press Release

Contacts:         Investor Relations:  Beth Whited 402-271-4227
                  Media:  Ira Rosenfeld 804-291-5362
                  Motor Cargo:  Lynn Wheeler 801-299-5294

Union Pacific Announces Acquisition of Shares in Motor Cargo Exchange Offer

OMAHA--November 30, 2001--Union Pacific Corporation (NYSE: UNP) and Motor Cargo Industries, Inc. (NASDAQ: CRGO) today announced that Union Pacific has accepted the Motor Cargo shares which were tendered for exchange in the exchange offer which commenced on October 31, 2001, whereby Union Pacific offered to exchange, at the election of the Motor Cargo shareholders, each outstanding share of common stock of Motor Cargo for either 0.26 of a share of Union Pacific common stock, $12.10 in cash or a combination of both. The offer was made pursuant to a previously announced Agreement and Plan of Merger, dated as of October 15, 2001, and a tender offer statement, dated October 31, 2001, as amended.

The offer expired at midnight, New York City time, yesterday, November 29, 2001. All Motor Cargo shares validly tendered, and not properly withdrawn, prior to the expiration of the offer have been accepted for exchange and will be exchanged promptly for either Union Pacific common stock or cash, as per the election of each tendering Motor Cargo shareholder. Approximately 6,708,800 Motor Cargo shares were tendered in the offer, prior to its expiration, which constitutes approximately 98.3% of the total number of outstanding shares of Motor Cargo. In addition, the preliminary count by the exchange agent indicated that an additional 163,100 Motor Cargo shares were tendered pursuant to notices of guaranteed delivery. Substantially all of the Motor Cargo shareholders who tendered their shares elected to receive shares of Union Pacific common stock in the offer.

Pursuant to the Agreement and Plan of Merger, upon acceptance by Union Pacific of the Motor Cargo shares, Union Pacific was entitled to appoint five members to the board of directors of Motor Cargo. Union Pacific has appointed James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Connor, Jr. and James
J. Theisen, Jr. to serve as members of the board of Motor Cargo. Except for Marvin L. Friedland and Louis V. Holdener, who have continued as members of the Motor Cargo board, all former members of the board of directors of Motor Cargo have resigned.

Following the mailing of an information statement to the remaining Motor Cargo shareholders, Union Pacific intends to merge Motor Cargo with Motor Merger Co., a wholly-owned subsidiary of Union Pacific. In the merger, the remaining Motor Cargo shareholders will receive in exchange for each outstanding share of common stock of Motor Cargo $12.10 in cash.

The Information Agent for the offer is Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022. Call collect (212) 754-8000, banks and brokerage firms call (800) 654-2468 or shareholders call (800) 607-0088.

                                     * * *

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. Shareholders of Motor Cargo and other investors are urged to read the following documents in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 which was declared effective on November 29, 2001 and Schedule TO, containing or incorporating by reference such documents and other information, filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, filed by Motor Cargo. Such documents, as they have been amended, contain important information about Motor Cargo, Union Pacific, the transaction and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the exchange offer materials and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9 may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone: (801) 299-5294.